CARMANAH TECHNOLOGIES CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the year ended December 31, 2005

(Prepared by Management)

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2005

(Prepared by Management)

1.1

DATE

This Management’s Discussion and Analysis (“MD&A”) of Carmanah Technologies Corporation (“Carmanah” or the “Company”) has been prepared by management as of April 17, 2006 and should be read in conjunction with the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2005 and 2004, which were prepared in accordance with Canadian generally accepted accounting principles.

This management discussion and analysis may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1.2

OVERALL PERFORMANCE

Current Financial Highlights

•

Annual revenues of $38,729,885, representing a 144% increase over 2004

•

Record outstanding orders of $4,744,279 at year end

•

2005 EBITA of $1,981,573, representing a 92% increase over 2004 EBITA of $1,034,439

•

2005 earnings before tax of $1,256,608, representing a 112% increase over 2004

•

2005 net earnings of $680,962, representing a 15% increase over 2004

•

Net working capital of $26,332,325 at year end, up from $11,759,089 at the end of 2004

Carmanah’s increase in revenue is attributed to ongoing organic growth as well as the contribution in Q3 and Q4 from its newly acquired Solar Power Systems Group.

Organic sales achieved for 2005 from Carmanah’s Solar LED Lighting and LED Sign Groups amounted to $23,149,422, representing a 46% increase over the same period in 2004 at $15,895,041.  Sales booked in 2005 for these two groups was in excess of $25 million, and they ended the year with a record sales order backlog of $3.6 million.

Sales contributions from the Company’s Solar Power Systems Group amounted to $15,580,463 for the six-month period ending December 31, 2005.  This group also ended the year with a sales order backlog of $1.1 million.

Company Overview

Carmanah is a leading developer of renewable and energy-efficient technology solutions focusing on three technology groups: solar-powered LED lighting, solar power systems (off grid and grid tied), and LED illuminated signage. Carmanah’s headquarters and primary manufacturing facilities are in Victoria, British Columbia, Canada.  The Company also operates an additional manufacturing facility in Calgary, Alberta, Canada, as well as regional sales and customer support offices in Victoria, BC; Calgary, AB; Barrie, ON; Toronto, ON; Ottawa, ON; Santa Cruz, CA; Olympia, WA; Riverton, UT; Doylestown, PA; and Crawley, West Sussex, England.

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2005

(Prepared by Management)

Since 1998, Carmanah has maintained a profitable average annual growth rate of 80%.

Carmanah is a public company listed on the Canadian Toronto Stock Exchange (TSX) under the stock symbol “CMH”, as well as the Berlin and Deutsche Börse AG Stock Exchanges under the stock symbol “QCX” (German securities ID: WKN 662218).  In the United States, Carmanah’s shares are quoted on the PinkSheets® (symbol “CMHXF”).

Overview of Operations

The growth in Carmanah's operations, both organically and through acquisition, has resulted in a broadening of the Company's business activities to include the design, manufacture and/or distribution of three technology groups: solar-powered LED lighting, solar power systems and LED-illuminated signage.

Carmanah's Solar LED Lighting Group provides a variety of energy-efficient LED lighting products for marine, aviation, transit, roadway and industrial worksite applications.  The Company's Solar Power Systems Group offers a wide range of renewable energy system solutions for industrial, residential and recreational power applications.  The LED Sign Group designs and manufactures energy-efficient LED edge-lit signs for corporate identity, point-of-purchase and architectural applications.

Carmanah currently has more than 250,000 installations in 110 countries.  Carmanah's customer list includes a wide range of government, commercial and private users worldwide, who are serviced directly by the Company or one of its regional authorized distributors and/or sales agents.

Operating Subsidiaries

Carmanah comprises three wholly-owned operating subsidiaries, Carmanah Technologies Inc. (“CTI”), Carmanah Signs Inc. (“CSI”) and Soltek Powersource Ltd.(“SPS”). As at January 1, 2006, the Company has amalgamated two of these subsidiaries, CTI and SPS, with Carmanah Technologies Corporation.

Carmanah Technologies Inc.

Founded in 1993, CTI is an innovative manufacturer of patented solar-powered LED lighting for marine, aviation, transit, roadway, railway and industrial worksite applications.  CTI is an established world leader in this technology, with more than 100,000 solar-powered LED lighting systems installed in 110 countries. CTI’s high-profile customer list includes the US, Canadian and international Coast Guards, transit authorities for major cities, global advertising agencies, US defense agencies, and a wide range of transportation and roadway authorities across North America. Key customer benefits are lower capital costs, less installation time, zero energy costs and minimal maintenance or servicing. CTI’s unique solar-powered LED lighting products can operate almost anywhere in the world.  They meet or exceed reliability and maintenance criteria developed for traditional lights connected to an electrical power grid.  Most of the company’s products incorporate its patented MICROSOURCE™ Energy Management System (EMS), which has been developed and refined over more than a decade.  The MICROSOURCE™ EMS

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2005

(Prepared by Management)

differentiates CTI’s solar-powered LED products from its competition and affords the company the unique ability to offer high output performance and extreme reliability in a compact form.

Carmanah Signs Inc.

CSI, formerly AVVA Light Corporation, designs, manufactures and distributes energy-efficient, LED illuminated sign products for corporate identity, point-of-purchase sales, architectural and gaming applications.  Founded in 1993, CSI has more than 50,000 signs installed throughout North America and abroad.  The Company’s client list includes many of the most progressive and successful global corporations and brands in a variety of market segments.  CSI’s illuminated signs combine the use of ultra bright LEDs with proprietary edge-lighting and/or back-lighting technologies.  CSI’s signs offer superior illumination characteristics over neon or fluorescent lighting alternatives, as well as long life, low maintenance, and up to 90% less energy consumption.  Each sign is created using state-of-the-art manufacturing and production procedures, as well as proprietary techniques developed through the Company’s experience in the industry.

Soltek Powersource Ltd.

SPS designs, manufactures and supplies renewable energy solutions.  In addition to acting as a master reseller for a number of world leading equipment suppliers, SPS offers a range of proprietary solar power and alternative energy systems used by commercial, government and private customers worldwide. SPS is headquartered in Victoria, British Columbia with branch offices in Alberta, Ontario and California.

Sales Verticals

Through both direct and distributor sales programs, the Company currently serves the following market verticles:

Solar-Powered LED Lighting
Marine	Navigation and hazard marking lights with one, two, three and four nautical mile ranges.
Transit

i-SIGNALTM solar-powered bus signaling device.

i-STOP® solar-powered bus stop with LED bus signaling, overhead LED security lighting and LED edge-lit schedule illumination.

i-SHELTERTM solar-powered LED lighting systems for shelters and advertising panels.

Aviation	Taxiway edge lighting, runway lighting, obstruction lighting, apron lighting, barricade lighting and emergency lighting.
Roadways	Pedestrian crosswalk signals, school zone flashers, 24 hour roadway beacons, internally-illuminated street-name and traffic signs.
Industrial Worksite	Warning lights, obstruction lights, equipment-marking lights, railway track warning lights, bridge marking lights.

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2005

(Prepared by Management)

Solar Power Systems
Off-Grid Solar	Telecommunications, oil and gas, mobile, security, residential and recreational solar-power systems.
Grid-Tie Solar	Commercial, residential, building-integrated photovoltaic systems.
LED Illuminated Signs
Point-of-Purchase	Corporate identity, branding, identification, gaming and lottery signs.
Architectural	Directional, way-finding, service, corporate identity signs.

1.3

SELECTED ANNUAL INFORMATION

Selected Annual Information

($000’s except earnings per share)

	2005	2004	2003

Sales	$ 38,730	$ 15,895	$ 9,220
Cost of Sales	24,311	7,656	4,455
Gross Margin	14,419	8,239	4,765

Expenses
Operating and administration expense	12,595	7,331	4,573
Amortization	725	441	230
Write-down of advances receivable	-	-	111
Interest income	(158)	(126)	(31)
Income tax	576	-	8
	13,738	7,646	4,891
Net income (loss)	$ 681	$ 593	$ (126)

Earnings per share:
Basic	$ 0.02	$ 0.02	$ (0.01)
Diluted	$ 0.02	$ 0.02	$ (0.01)

Total Assets	$ 48,793	$ 19,866	$ 10,674
Total Liabilities	$ 2,647	$ 13,755	$ 104,981

1.4

RESULTS OF OPERATIONS

Carmanah's sales for the year ended December 31, 2005 increased to $38,729,885, representing an increase of 144% from the same period in 2004 at $15,895,041.  Contributions from each technology group were as follows:

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2005

(Prepared by Management)

Segmented Sales Summary	Three Months Ended		Year Ended
	December 31,		December 31,
	2005	2004	2005	2004
Solar LED Lighting Group	$ 5,645,037	$ 2,730,016	$18,413,057	$13,305,702
Solar Power Systems Group	$ 8,687,091	$ -	$15,580,463	$ -
LED Sign Group	$ 809,800	$ 949,898	$ 4,736,365	$ 2,589,339
	$ 15,141,928	$ 3,679,914	$38,729,885	$15,895,041

Carmanah's increase in revenues is attributed to ongoing organic growth as well as the contribution in Q3 and Q4 from its newly acquired Solar Power Systems Group.

Organic sales achieved for 2005 from Carmanah's Solar LED Lighting and LED Sign Groups amounted to $23,149,422, representing a 46% increase over the same period in 2004 at $15,895,041.  This increase of $7,254,381 is due to approximately $2,113,000 in increased sales contributions from the Company’s established Marine, Aviation and Industrial markets, and to $5,141,000 in increased sales contributions from the Company’s emerging Transit, Roadway and LED signage markets.  Sales booked in 2005 for these two groups was in excess of $25 million, and they ended the year with a record sales order backlog of $3.6 million.

Sales contributions from the Company's Solar Power Systems Group amounted to $15,580,463 for the six-month period ending December 31, 2005.  This group also ended the year with a sales order backlog of $1.1 million.

Cost of Sales and Gross Profit Margin

Carmanah's cost of sales for the year ended December 31, 2005 was $24,311,146 (63% of sales), resulting in a gross profit margin of 37%.  In comparison, for the year ended December 31, 2004, the cost of sales was $7,655,700 (48% of revenue), resulting in a gross profit margin of 52%.  The shift in Carmanah's cost of sales and gross margin is primarily due to the sales contribution by its Solar Power Systems Group during the last half of the fiscal year ($15,580,463 at 27% gross margin).

Carmanah offers a wide array of product solutions to a variety of market sectors at various gross profit margins.  The gross profit margin is significantly affected by the ratio of sales contributed by the various technological groups, by the product mix sold, as well as the related market sector.  Management is focused on the continual improvement of gross margins in all sectors.

Wages and Benefits

For the year ended December 31, 2005, wages and benefits was $6,843,164 compared with $3,509,101 for the same period in 2004.  This increase is the result of:

•

$1,835,232 in additional wage expense resulting from the acquisition of the Solar Power Systems Group;

•

$326,944 in additional commissions due to increase in sales;

•

$322,018 increased wages costs resulting from the expansion into the UK in late 2005;

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2005

(Prepared by Management)

•

an increase in marketing, finance and administrative staff in support of overall sales growth; and

•

an increase in senior staffing to provide more strength and support across the Company's executive and middle management teams.

As a percentage of sales, total wages and benefits for the year ended December 31, 2005 were 18%, down from 22% for the same period in 2004.

Office and Administration

Office and administration expenses for the year ended December 31, 2005, were $2,786,675, representing a 96% increase over same period in 2004 of $1,423,744.  The acquisition of the Solar Power Systems Group contributed to 51% of this increase, with the addition of $690,037 in office and administration expenses.  Other contributors to the increase in 2005 were primarily overall growth in facilities and related resources:

•

In late 2004, Carmanah opened an office in London, England, to support the Company's UK and European operations;

•

In early 2005, Carmanah expanded its existing Victoria facility to include an additional 6,000 square feet for LED-illuminated roadway sign manufacturing;

•

In September 2005, Carmanah entered a lease to commence build out for a new 25,000 square foot manufacturing and warehouse facility; and

•

In late 2005, Carmanah expanded its Santa Cruz, CA, warehouse facility to support its US operations.

Carmanah's facility expansions have increased rent, general office, administration and information technology expenses.  However, as a percentage of sales, office and administration expenses for the year ended December 31, 2005 were 7%, down from 9% for the same period in 2004.

Sales and Marketing

Sales and marketing expenses for the year ended December 31, 2005, were $1,775,099, representing a 32% increase over the same period in 2004 of $1,341,112.  Carmanah continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace, and is expanding its sales and marketing efforts to include the Power Systems Group's customers and verticals.

Sales and marketing expenses for the year ended December 31, 2005 were 5% of total sales, down from 8% for the same period 2004.

Research and Development

For the year ended December 31, 2005, research and development expenses were $903,723 (net of $620,935 SR&ED investment tax credits), compared with $959,842 (net of $316,000 SR&ED investment tax credits and $71,223 government grant) in the previous year.  The SR&ED investment tax credits were the result of credits generated from scientific research and experimental development expenses, and recoverable as an offset to income taxes payable on taxable income.  Carmanah's growth in research and

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2005

(Prepared by Management)

development was the result of increased investment in new product offerings and existing product enhancements.

As a percentage of sales, gross research and development expenses (before investment tax credits and grants) were 4% in 2005, compared with 8% in 2004.

Income Tax

Income tax expense for the year ended December 31, 2005 totals $575,646.  This amount is comprised of current tax expense of $1,021,372 and future income tax recovery of $445,726.  The current tax expense relates to taxable income generated by Carmanah in the normal course of operations.  Current tax expense as a percentage of pre-tax earnings is high, as Carmanah chose to postpone certain tax deductions to use investment tax credits that offset taxes otherwise payable.  The future income tax recovery of $445,726 recognizes the availability of future tax deductions and was increased by $333,000 as a result of a reduction of the valuation allowance against future tax assets.  The reduction of the valuation allowance recognizes the benefit of future income tax assets on past tax losses, based on the expectation of future taxable income.

Earnings

Earnings before interest, taxes and amortization ("EBITA") were $1,981,573 for the year ended December 31, 2005, representing an increase of 92% over the same period in 2004 at $1,034,434.  Earnings before income tax were $1,256,608, compared with $592,937 in 2004, representing an increase of 112%.  Net earnings were $680,962 in 2005, compared to $592,823 in 2004, representing an increase of 15%.

1.5

SUMMARY OF QUARTERLY RESULTS

Selected Quarterly Information

($000’s except earnings per share)

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales	$15,141	$12,196	$ 6,543	$ 4,850	$ 3,649	$ 4,628	$ 3,504	$ 4,114
Cost of Sales	10,460	8,024	3,505	2,322	2,008	2,191	1,510	1,947
Gross Income	4,681	4,172	3,038	2,528	1,641	2,437	1,994	2,167

Net income (loss)	$ (419)	$ 450	$ 387	$ 263	$ (38)	$ 418	$ (156)	$ 369

Earnings per share:
Basic	$ (0.01)	$ 0.01	$ 0.01	$ 0.01	$ -	$ 0.01	$ (0.01)	$ 0.01
Diluted	$ (0.01)	$ 0.01	$ 0.01	$ 0.01	$ -	$ 0.01	$ (0.01)	$ 0.01

Total Assets	$48,793	$36,726	$21,841	$19,689	$19,866	$16,924	$ 15,574	$16,664
Total Liabilities	$ 8,369	$11,148	$ 3,257	$ 1,666	$ 3,256	$ 1,697	$ 2,451	$ 2,475

1.6/1.7

LIQUIDITY AND CAPITAL RESOURCES

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2005

(Prepared by Management)

The Company reported a working capital of $26,332,325 (current ratio of 5.6:1) at December 31, 2005 compared to a working capital of $11,759,089 (current ratio of 4.6:1) at December 31, 2004.

As at December 31, 2005, the Company’s primary source of liquidity included cash and cash equivalents of $1,882,214, short term investments of $9,780,000 and accounts receivables of $8,675,270.

The Company, through its subsidiaries, CTI, CSI and SPS, has credit facilities with the Royal Bank of Canada, which include demand operating loans and revolving term loans to a combined maximum of $9,800,000 (2004 – $1,050,000).  Interest on operating and term loan facilities are at prime plus 0.125% and prime plus 0.5% (2004 – 0.75%).  These credit facilities are secured by general security agreements and guarantees by the former shareholders of SPS.

The following table outlines the Company’s contractual obligations as at December 31, 2005:

				After
Contractual Obligation	Total	1-3 years	4-5 years	5 years
Obligations under capital leases (1)	$ 38,247	$ 38,247	$ Nil	$	Nil
Lease commitments (2)	$1,842,191	$1,509,702	$332,489	$	Nil
Total	$1,880,438	$1,547,949	$332,489	$	Nil

(1)

The Company has entered into lease agreements for equipment.

(2)

The Company has operating lease agreements for the rental of premises and equipment.

Carmanah's cash, cash equivalents, and short-term investments at December 31, 2005 were $11,662,214, compared to $7,751,411 at December 31, 2004.  Net cash used in from operations was $3,751,295 for the year ended December 31, 2005.

Net working capital as at December 31, 2005 was $26,332,325 with a current ratio of 5.6:1 and $14,991 of non-current lease obligations.

The Company generated cash flows from operations of $1,395,958 before changes in non-cash working capital for the year ended December 31, 2005 as compared to $1,040,201 during the year ended December 31, 2004.  Cash flows during the year came from net earnings of $680,962 and non-cash items totaling $714,996.  Net changes in non-cash working capital items utilized cash of $5,147,253 for the year ended December 31, 2005, bringing cash utilized for operating activities to $3,751,295.

During the year ended December 31, 2005, the Company utilized $1,389,941 of its cash for leasehold improvements and for the purchase of computers and office equipment, utilized $42,995 of its cash for the purchase of intangible assets and invested $2,930,000 in short-term investments.

Carmanah invested cash of $5,559,897 in the purchase of Soltek, $1,432,936 in the purchase of equipment, leasehold improvements and intangibles, and increased investments by $2,930,000.  Including the Soltek acquisition, financing for operational and investing activities for the year was raised by (1) the

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2005

(Prepared by Management)

exercise of warrants and stock options in the amount of $4,180,446, (2) the issuance of shares to former shareholders of Soltek and (3) a private placement financing of common shares for net proceeds of $14,179,349.

During the year ended December 31, 2005, the Company raised an aggregate of $19,125,082 from various exercises of share purchase warrants, brokers’ warrants and stock options.

During the year ended December 31, 2005, the Company utilized $29,706 of its cash to make principal payments on its obligations under capital leases.

The Company believes that its cash and cash equivalents, short-term investments and cash from improved operations going forward will be sufficient to satisfy its immediate and future operating cash requirements.

The other sources of funds potentially available to the Company are through the exercise of 3,448,496 outstanding stock options which expire between June 20, 2006 to December 9, 2010 and 300,000 outstanding warrants which expire on June 30, 2007.

1.8

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

1.9

TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2005, management of the Company has an interest in the following transactions:

(a)

The Company paid $64,735 (2004 - $83,000) for research and development services to a director of the Company.  The nature and compensation for these services are reviewed on an annual basis.  In addition, the Company paid $24,312 (2004 - $nil) for rent to a company controlled by an officer of the Company.  The Company is ending its lease commitment for the space being rented.

(b)

The Company had an advisory agreement with a company controlled by Praveen Varshney, a director and officer of the Company, and Peeyush Varshney, an officer of the Company, in the amount of $10,000 per month, which expired July 2005.  The advisory agreement has been renewed on a month-to-month basis. The advisory services include general liaison with regulatory bodies, advice and assistance with respect to business acquisitions, divestitures, joint ventures and corporate development of the Company, assistance with respect to equity financing, leading and managing the investor relation activities of the company, and other services as are deemed by the Company from time to time to be necessary for services related to its public share offerings.

During the year ended December 31, 2005, the Company paid management fees of $120,000 (2004 - $120,000) under this agreement.

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2005

(Prepared by Management)

1.10

FOURTH QUARTER AND SUBSEQUENT EVENTS

Subsequent to the year end, the Company has granted an aggregate of 460,000 stock options at an exercise price of $3.46 per share, $3.80 per share and $3.96 per share expiring January 12, 2011, January 31, 2008, January 31, 2009 and March 3, 2011, respectively to an officer and employees of the Company.

Effective February 2, 2006, the Company’s common shares commenced trading on the TSX under the symbol “CMH”.

Carmanah shares began trading on the TSX Venture Exchange under the symbol “CMH” in 2001.  Trading on the TSX will remain under the same symbol.

1.11

PROPOSED TRANSACTION

None.

1.12

CRITICAL ACCOUNTING ESTIMATES

Warranty Reserve

The Company calculates a warranty reserve for future returns of products currently sold, as per the terms of the Company’s Warranty.   An updated review of historical return rates is completed at each quarter, and is used in determining an estimate return rate in future, to which a provision is calculated and booked.

Amortization Period of Intangibles

Intangible assets acquired at acquisition of AVVA Light Corporation and Soltek Powersource Ltd., are primarily comprised of customer lists and relationships.  An estimated useful life of these customer lists and relationships was used in determining the amortization period for these intangibles.

1.13

CHANGES IN ACCOUNTING POLICIES

None.

1.14

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Currency risk:

The Company enters into forward foreign exchange contracts to manage its foreign currency exposure.  The contracts oblige the Company to sell U.S. dollars in the future at predetermined exchange rates.  The contracts are matched with anticipated future sales in foreign currencies.

At December 31, 2005, current assets included $nil (2004 - $1,834,500) of the fair value of unrealized forward contracts due to the Company in Canadian dollars and current liabilities included $nil (2004 -

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2005

(Prepared by Management)

$1,803,300) of the fair value of unrealized forward contracts due by the Company in Canadian dollars to December 31, 2005.  The difference between the unrealized forward contracts receivables and payables balances of $nil (2004 - $31,050) has been recorded as an unrealized gain in the consolidated statements of operations and retained earnings (deficit) for the year ended December 31, 2005.

Foreign exchange gains recognized in the determination of net earnings (loss) for the year were $122,462 (2004 - $30,850).

Concentrations of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable.  To reduce credit risk, cash equivalents are only held at major financial institutions and management performs ongoing credit evaluations of its customers’ financial condition.  The Company maintains reserves for potential credit losses.

1.15

OTHER MD&A REQUIREMENTS

Summary of Outstanding Share Data:

1.

Authorized – Unlimited common shares without par value.

Issued and outstanding:

41,065,468 common shares

2.

Stock options

Options outstanding as at April 17, 2006:  3,291,580

3.

Warrants

Warrants outstanding as at April 17, 2006:   300,000

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

“ Praveen Varshney ”

Praveen Varshney, C.A.

Director & CFO